U.S. SECURITIES AND EXCHANGE COMMISSION                OMB APPROVAL
               WASHINGTON, D.C. 20549                  OMB Number:     3235-0058
                                                       Expires: January 31, 2002
                    FORM 12b-25                        Estimated  average burden
                                                       hours per response:  2.50
            NOTIFICATION OF LATE FILING
                                                       SEC File Number:   1-1228
                                                       CUSIP Number:    86157210

(Check One): [X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR
       For Period Ended: December 31, 1999

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended: ______

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ................................................................................

PART I - REGISTRANT INFORMATION

Full Name of Registrant                       STONE & WEBSTER, INCORPORATED
Former name if applicable                     N/A
Address of principal executive office
  (Street and Number)                         245 Summer Street
City, State and Zip Code                      Boston, MA  02210

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense;
[X] |  (b) The subject annual report, semi-annual  report, transition report  on
    | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
    | the fifth calendar day following the prescribed due date; and | (c) The accountant's statement or other exhibit required by Rule 12b-
    |      25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As reported in registrant's Form 10-Q for the quarter ended September 30, 1999 and Form 8-K dated December 6, 1999, the registrant's existing credit agreement with its principal bank lending group, which expanded and extended its current credit facility, will expire May 31, 2000. The registrant is in the process of negotiating alternative financing arrangements, including a possible further extension of its current credit facility. The conclusion of these negotiations and the final selection of a refinancing mechanism may result in possible material changes to the Notes to the Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations, including specifically the discussion of the financial condition and liquidity of the registrant, which will be included in the registrant's Form 10-K for the fiscal year ended December 31, 1999. This filing pursuant to Rule 12b-25 is being made with the expectation that the Form 10-K to be filed no later than the fifteenth calendar day following the prescribed due date for the annual report will more accurately reflect the status of the registrant's refinancing efforts and its financial condition. For the foregoing reasons, the registrant's Form 10-K could not be filed within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Thomas L. Langford           (617)589-7424
               (Name)             (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                    [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                    [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced in registrant's press release dated January 25, 2000, a significant change in the results of operations for the fiscal year ended December 31, 1999 compared with the results from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject Form 10-K. The change will be discussed in greater detail in the Management's Discussion and Analysis which will be filed in the Form 10-K. A summary of the reasons follows.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS OR WHERE INDICATED.)

RESULTS OF CONTINUING OPERATIONS - 1999 COMPARED WITH 1998

The Company's Engineering, Construction and Consulting revenue was $1,168 in 1999, a decrease of 4 percent from the $1,214 reported in 1998. Income from continuing operations for 1999 was $15.3 or $1.17 per share, which includes $92.2 or $7.03 per share from the sale of the Company's corporate headquarters building, compared with a loss from continuing operations of $54.6, or $4.24 loss per share for 1998. The operating loss for 1999 was $115.0 compared with an operating loss of $81.0 in 1998. New orders for 1999 were $1,106 compared with $1,331 for 1998. New orders consist of the net total of new orders, scope changes and cancellations. Consistent with the nature of the Company's business, significant new contracts can create variability in the Company's awards pattern. Backlog was $2,574 at December 31, 1999 compared to $2,636 at December 31, 1998.

Components of earnings per share in 1999 and 1998 were:

                                                        1999           1998
--------------------------------------------------------------------------------
Continuing operations                                 $(0.27)        $(0.55)
Provisions for significant loss contracts              (5.61)         (4.18)
Pension related items                                   0.02           0.34
Asset divestitures                                      7.03           0.15
--------------------------------------------------------------------------------
  Earnings (loss) per share from continuing
    operations                                          1.17          (4.24)
--------------------------------------------------------------------------------
Discontinued operation                                  0.39           0.41
--------------------------------------------------------------------------------
Earnings (loss) per share                              $1.56         $(3.83)
================================================================================

For the years ended December 31, 1999 and 1998, the Company's results included significant nonrecurring items. Operating income from continuing operations excluding nonrecurring items, for 1999 was $20.7 compared with $22.7 in 1998. Net income excluding nonrecurring items, was $4.5, compared with $9.1 in 1998.

NONRECURRING ITEMS - 1999

During 1999, the Company recorded a loss of $122.6 ($73.6 after tax or $5.61 per share) in contract related provisions, primarily due to increases in estimated costs to complete several international, lump sum contracts. Projects in Africa and the United Kingdom recorded $74.2 of charges in the first quarter of 1999 due to various factors including owner-directed technical and schedule changes and increases in scope of the authorized contracts. In the third quarter of 1999, a provision of $10.4 on three domestic lump sum contracts was recorded to reflect increases in the estimated costs to complete. Additionally, in the fourth quarter of 1999, while the Company was working to improve its liquidity position, delays in payments to vendors adversely impacted delivery of vendor materials and services and, consequently, job scheduling and sequencing were affected. As a result, provisions of $38.0 were established for additional expenditures to accelerate certain projects and for increased anticipated costs to complete other projects.

In the fourth quarter of 1999, the Company sold its corporate headquarters building in Boston, Massachusetts, resulting in a gain of $151.3 ($92.2 after tax or $7.03 per share). The gain on sale was reported as other income.

In the fourth  quarter of 1999,  the Company  announced  a  voluntary  Incentive
Retirement Program. Of approximately 230 employees eligible for increased benefits under the program, 164 elected to receive the increased benefits. The cost of providing these benefits, calculated as the present value of the enhanced pension benefits, was $13.1 ($7.9 after tax or $0.60 per share) and is reported as an operating expense.

NONRECURRING ITEMS - 1998

During 1998, the Company recorded a loss of $87.3 ($53.9 after tax or $4.18 per share) for contract related provisions, primarily due to increases in estimated costs to complete several international lump sum contracts. These contracts, in Africa, Taiwan and the Middle East, were reviewed and re-estimated during the fourth quarter of 1998, and recovery of claims was re-evaluated resulting in $68.8 of charges, excluding reversal of income recognized earlier in the year on certain of those projects. Management believes that it has valid contractual and equitable grounds for change orders providing additional compensation under these contracts. The Company has or expects to submit claims greater than losses incurred to date. Operating losses of $18.5 were recorded in connection with these projects in the first three quarters of 1998.

In the first quarter of 1998, the Company sold an office building in Cherry Hill, New Jersey, for $13.5 in cash, resulting in a gain of $3.1 ($2.0 after tax or $0.15 per share). The gain on sale was reported as operating income.

In the fourth  quarter of 1998,  the Company  announced  a  voluntary  Incentive
Retirement Program. Of approximately 600 employees eligible for increased benefits under the program, 206 elected to receive the increased benefits. The cost of providing these benefits, calculated as the present value of the enhanced pension benefits, was $13.1 ($7.9 after tax or $0.61 per share) and is reported as an operating expense.

Also in the fourth quarter of 1998, the Company wrote down the value of various fixed assets, primarily computer equipment, to recognize that little, if any, future benefit will be obtained from these assets, and also revised the estimated useful life for computer equipment from six to three years. The charges incurred for these changes were $3.8 ($2.3 after tax or $0.18 per share) and $2.6 ($1.6 after tax or $0.12 per share), respectively.

DISCONTINUED OPERATION

The Nordic Refrigerated Services business unit (Nordic) has been classified as a discontinued operation and prior periods have been reclassified. In the fourth quarter of 1998, the Company acquired The Nordic Group, which provides refrigerated warehouse services from eleven locations, primarily in the southeastern United States. Nordic provides low cost, energy efficient refrigerator and freezer storage facilities, customized material handling services, and blast freezing capacity. It serves primarily two groups of customers: prepared food manufacturers, who require cold storage and logistics services in their distribution channels, and poultry producers, who require blast freezing and storage capacity.

Revenue increased by 36 percent in 1999, due to the acquisition of The Nordic Group and to increased volume and space utilization at the Company's existing facilities. The decrease in operating margin percentage resulted from higher nonrecurring costs associated with restructuring preacquisition facilities.

PENSION RELATED ITEMS

Pension related items, which reduced operating expenses, were $0.4 in 1999 compared with $7.3 in 1998. These items increased net income by $0.2 (or $0.02 per share) in 1999 compared with $4.4 (or $0.34 per share) in 1998.

The pension credit is the result of a plan that is funded in excess of the projected benefit obligation and the amortization of the SFAS 87 net transition asset of $9.8 in 1998. The transition asset was fully amortized in 1998. The plan is overfunded primarily due to favorable asset performance.

                          STONE & WEBSTER, INCORPORATED
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2000                By:  /s/ THOMAS L. LANGFORD
                                          ------------------------------------
                                              Thomas L. Langford
                                              Executive Vice President and
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).